SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number)

SCW Capital Management, LP

3131 Turtle Creek Blvd, Suite 302

Dallas, Texas 75219

(214) 756-6039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,327,854*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,327,854*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,854*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON PN

*

Includes (1) 900,770 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 427,084 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. SCW Capital Management, LP is the investment manager to each of SCW Capital, LP and SCW Capital QP, LP.

**

This calculation is based on 29,154,580 shares of Class A Common Stock of the Issuer outstanding as of February 18, 2022, as disclosed in the Issuer’s Annual Report on Form 10-Q, with respect to the fiscal year ended December 31, 2021, filed with the SEC on February 28, 2022.

1	NAME OF REPORTING PERSONS SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,770
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 900,770

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON PN

*

This calculation is based on 29,154,580 shares of Class A Common Stock of the Issuer outstanding as of February 18, 2022, as disclosed in the Issuer’s Annual Report on Form 10-Q, with respect to the fiscal year ended December 31, 2021, filed with the SEC on February 28, 2022.

1	NAME OF REPORTING PERSONS SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 427,084
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 427,084

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%*
14	TYPE OF REPORTING PERSON PN

*

This calculation is based on 29,154,580 shares of Class A Common Stock of the Issuer outstanding as of February 18, 2022, as disclosed in the Issuer’s Annual Report on Form 10-Q, with respect to the fiscal year ended December 31, 2021, filed with the SEC on February 28, 2022.

1	NAME OF REPORTING PERSONS Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,327,854*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,327,854*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,854*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON PN

*

Includes (1) 900,770 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 427,084 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. Trinity Investment Group, LLC is the general partner of each of SCW Capital, LP and SCW Capital QP, LP.

**

This calculation is based on 29,154,580 shares of Class A Common Stock of the Issuer outstanding as of February 18, 2022, as disclosed in the Issuer’s Annual Report on Form 10-Q, with respect to the fiscal year ended December 31, 2021, filed with the SEC on February 28, 2022.

This Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 10, 2019, as amended by Amendment No. 1 that was filed with the SEC on December 12, 2019, as amended by Amendment No. 2 that was filed with the SEC on February 3, 2020, as amended by Amendment No. 3 that was filed with the SEC on April 2, 2020, as amended by Amendment No. 4 that was filed with the SEC on August 18, 2021, as amended by Amendment No. 5 that was filed with the SEC on March 4, 2022 (collectively with this Amendment No. 6, the “Schedule 13D” or the “Statement”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended, restated and/or supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

This Amendment No. 6 is being filed for the purpose of reporting a decrease in the percentage of the class of securities beneficially owned by the Reporting Persons and constitutes an “exit filing” with respect to Schedule 13D for the Reporting Persons. The related updates and amendments to the Schedule 13D as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing on March 8, 2022, is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has as of the time of filing on March 8, 2022

(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

SCW Capital owns directly the shares of Common Stock reported in this Schedule 13D to be owned by SCW Capital and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. SCW Capital disclaims beneficial ownership of any shares of Common Stock owned by SCW QP.

SCW QP owns directly the shares of Common Stock reported in this Schedule 13D to be owned by SCW QP and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. SCW QP disclaims beneficial ownership of any shares of Common Stock owned by SCW Capital.

As the investment manager of each of the SCW Funds, SCW Management may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by each of the SCW Funds.

Similarly, as the general partner of each of the SCW Funds and SCW Management, Trinity may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by the SCW Funds and, if any, SCW Management.

Neither SCW Management nor Trinity owns any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock directly owned by the SCW Funds.

(c)

Other than as set forth on Schedule A hereto, there have been no transactions in the Common Stock that were effected by any Reporting Person and to the Reporting Persons’ knowledge, the SCW Management Directors and Officers, during the past sixty days or since the most recent filing of Schedule 13D, whichever is less. All such transactions were effected on the open market.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	The Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock on March 4, 2022.”

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	March 8, 2022

SCW Capital Management, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

SCW Capital, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

SCW Capital QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

Trinity Investment Group, LLC

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

Schedule A

Transactions – Last 60 days

SCW Capital, LP

Date	Transaction	Shares	Price (1)
03/04/2022	Open Market Sales	94,274	$26.6433
03/07/2022	Open Market Sales	46,000	$26.6338

(1)	Excluding commissions.

SCW Capital QP, LP

Date	Transaction	Shares	Price (1)
03/04/2022	Open Market Sales	26,400	$26.6426
03/07/2022	Open Market Sales	2,098	$26.6323

(1)	Excluding commissions.